September 24, 2008

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, DC 20549-0404

Re:	Response to Comment Letter dated September 11, 2008 relating to Avalon Holdings
Corporation’s Form 10-K for the year ended December 31, 2007 and
Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008

Dear Mr. O’Brien:

We have received your letter dated September 11, 2008 to Mr. Timothy C. Coxson, Chief Financial Officer of Avalon Holdings Corporation (the “Company”). Please accept this letter as response to your comments relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 and Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008. For ease of reference, we have reproduced your comments in advance of the response.

Comment No. 1

General

1.	We note that your responses to comments 1-3 and 8-9 in our letter dated August 15, 2008. Please file the amended forms related to these comments. Please note that your 302 certifications filed in such amendments should refer to the appropriate filing in the first paragraph (i.e., Amendment No. 1 to Form 10-K). Once you have filed your amendments, we may have further comment.

Response to Comments No. 1: On September 23, 2008, the Company filed Amendment No. 1 on Form 10K/A for fiscal year ended December 31, 2007 and Amendment No. 1 on Form 10-Q/A for both the fiscal quarter ended March 31, 2008 and fiscal quarter ended June 30, 2008.

Exhibit 13.1

Managements’s Discussion and Analysis of Financial Condition and Results of Operations, page 2

Critical Accounting Policies, page 7

2. We note your response to comment 6 in our letter dated August 15, 2008, including the draft disclosure you intend to include in future filings. Based on this disclosure, it appears that you are primarily relying on the reversal of your deferred tax liabilities for the recognition of your deferred tax assets. If this is correct, please revise your disclosure in future filings to state that the $1,239,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $1,258,000 of deferred tax assets. Otherwise, please disclose the amount of future taxable income you need to generate and are relying upon in your assessment as to the realizability of your deferred tax assets.

Response to Comment No. 2. In future filings, we will state that the amount of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the amount of deferred tax assets. The revised disclosure at December 31, 2007 would have read as follows:

Avalon recognizes deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. The $1,239,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $1,258,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized as a result of these reviews. The net deferred asset of $19,000 as of December 31, 2007 is likely to be realized as it relates to an alternative minimum tax credit carryforward for which there is no expiration period. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $3.976 million valuation allowance as of December 31, 2007 would be reversed as a benefit to the provision for income taxes in the period such determination was made.

In future filings, the amounts may differ.

Pursuant to your letter dated September 11, 2008, this written reply is being furnished on EDGAR.

Avalon Holdings Corporation acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Avalon Holdings Corporation believes this response and its actions to be undertaken as set forth herein adequately addresses the Commission’s comments. If, however, you have any further questions, please feel free to contact the undersigned.

Sincerely,

AVALON HOLDINGS CORPORATION

/s/ Timothy C. Coxson
Timothy C. Coxson
Chief Financial Officer

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